SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                     Moneygram Payment Systems, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                           608910-10-5
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                        January 28, 1998
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 608910-10-5                             Page 2 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            2,003,558

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          2,003,558
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,003,558

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    12.05%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 608910-10-5                                 Page 3 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            22,842

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          22,842
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    22,842

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .14%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 608910-10-5                                 Page 4 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            421,400

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          421,400
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     421,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.53%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

                                                           Page 5 of 7 Pages


This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Statement") relating to the Common Stock, $.01 par value ("Common Stock"), of Moneygram Payment Systems, Inc., a Delaware corporation (the "Company")previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Statement.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 3 is hereby amended to add the following information:

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock purchased by Gotham International and reported in this Amendment No. 2 was $3,002,237. All of the funds required for these purchases were obtained from the general funds of Gotham International.

Item 5 is hereby amended to add the following information:

Item 5. Interest in Securities of the Issuer

     (a)	Gotham owns 2,003,558 shares of Common Stock as of the date of this Amendment, representing an aggregate of approximately 12.05% of the outstanding Common Stock of the Company. Gotham II owns 22,842 shares of Common Stock as of the date of this Amendment, representing an aggregate of approximately .14% of the outstanding Common Stock of the Company.
Gotham International owns 421,400 shares of Common Stock as of the date of this Amendment, representing an aggregate of approximately 2.53% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 16,625,000 outstanding shares of Common Stock of the Company, as of November 1, 1997, as reported in the Company's Form 10-Q for the quarter ended September 30, 1997. None of Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Gotham II and Gotham International).

     (b) Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Gotham II and Gotham International since the last filing. In each case, the transactions were effected through open-market purchases.

   Page 6 of 7 Pages



Date         Shares of Common         Price per Share
             Stock Purchased


Gotham International

1/16/98		100,000			 12.0600
1/27/98		 53,500			 11.7334
1/28/98		100,000			 11.6850

     Except as described above, none of Gotham, Gotham II, Gotham
International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

(d) and (e).  Not applicable.


Item 7. Material to be Filed as Exhibits



Exhibit 1   Agreement of Joint Filing --- Incorporated by reference to
Exhibit 1 attached to the Statement
filed with Securities and Exchange
Commission on January 12, 1998

                                                       Page 7 of 7 Pages


                       *            *            *
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 29, 1998

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner


                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President

                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner


                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President

  GOTHAM INTERNATIONAL ADVISORS, L.L.C.


By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              Senior Managing Member